UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated October 17th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that the company Transportadora de Gas Natural Comprimido Andino S.A.C, a subsidiary of GMP S.A., where it is main shareholder, has subscribed a Public Private Association contract with the Ministry of Energy and Mining.

Lima, October 17, 2013

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:                      Relevant Information Communication

Dear Sirs:

Hereby we inform that through a Relevant Information Communication sent on July 17, 2013, under the file N° 2013026649, we communicated to the Peruvian Superintendencia del Mercado de Valores – SMV that the company GMP S.A. was awarded the contract for the design, financing, construction, operation and maintenance of the compressed natural gas and vehicular gas supply system in 10 cities of the High Andes.

In that sense, we inform as a Relevant Information Communication, that on October 17, 2013 the company Transportadora de Gas Natural Comprimido Andino S.A.C, a subsidiary of GMP S.A., where we are main shareholders, has subscribed a Public Private Association contract with the Ministry of Energy and Mining, for the period of 10 years plus the construction period, for the execution of the project mentioned above.

This project includes the construction of a compression station in Huamanga, a transportation system of trucks and storage of compressed natural gas, the construction and operation of service stations of vehicular natural gas (GNV) in 7 cities (except Cusco, Huamanga and Huanta, which will be built through regional projects), and the supply of compressed natural gas to the future concessionaire of residential natural gas distribution, as well as regional projects.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative